Exhibit 12.1

PUGET ENERGY
STATEMENT SETTING FORTH COMPUTATIONS OF RATIOS OF
EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	12 Months Ended	Years Ended December 31,
	March 31, 2004	2003	2002	2001	2000	1999

Earnings Available For Fixed Charges:
Pre-tax income
Income from continuing operations	$143,591	$121,694	$118,750	$121,588	$193,831	$185,567
Income taxes	79,713	72,369	59,260	79,838	129,823	109,164
Income taxes charged to other income - net	(324)	(150)	2,212	4,590	1,411	2,909
Capitalized interest	(2,270)	(2,272)	(1,397)	(833)	(1,264)	(3,692)

Total	$220,710	$191,641	$178,825	$205,133	$323,801	$293,948

Fixed charges:
Interest expense	$184,606	$188,387	$198,346	$194,505	$184,405	$160,966
Other interest	2,270	2,272	1,397	883	1,264	3,692
Portion of rentals representative of the interest factor	7,042	7,183	7,458	7,379	5,002	4,575

Total	$193,918	$197,842	$207,201	$202,767	$190,671	$169,233

Earnings available for combined fixed charges	$414,628	$389,483	$386,026	$407,900	$514,472	$463,181

Ratio of Earnings to Fixed Charges	2.14x	1.97x	1.86x	2.01x	2.70x	2.74x

PUGET ENERGY
STATEMENT SETTING FORTH COMPUTATIONS OF RATIOS OF
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(Dollars in Thousands)

	12 Months Ended	Years Ended December 31,
	March 31, 2004	2003	2002	2001	2000	1999

Earnings Available for Combined Fixed Charges and
Preferred Dividend Requirements:
Pre-tax income:
Income from continuing operations	$143,591	$121,694	$118,750	$121,588	$193,831	$185,567
Income taxes	79,713	72,369	59,260	79,838	129,823	109,164
Income taxes charged to other income - net	(324)	(150)	2,212	4,590	1,411	2,909

Subtotal	222,980	193,913	180,222	206,016	325,065	297,640
Capitalized interest	(2,270)	(2,272)	(1,397)	(883)	(1,264)	(3,692)

Total	$220,710	$191,641	$178,825	$205,133	$323,801	$293,948

Fixed charges:
Interest expense	$184,606	$188,387	$198,346	$194,505	$184,405	$160,966
Other interest	2,270	2,272	1,397	883	1,264	3,692
Portion of rentals representative of the interest factor	7,042	7,183	7,458	7,379	5,002	4,575

Total	$193,918	$197,842	$207,201	$202,767	$190,671	$169,233

Earnings Available for Combined Fixed Charges and
Preferred Dividend Requirements	$414,628	$389,483	$386,026	$407,900	$514,472	$463,181

Dividend Requirement:
Fixed charges above	$193,918	$197,842	$207,201	$202,767	$190,671	$169,233
Preferred dividend requirements below	5,100	8,208	11,885	14,255	15,084	17,747

Total	$199,018	$206,050	$219,086	$217,0222	$205,755	$186,980

Ratio of Earnings to Combined Fixed Charges and
Preferred Dividends Requirement	2.08x	1.89x	1.76x	1.88x	2.50x	2.48x

Computation of Preferred Dividend Requirements:
(a) Pre-tax income	$222,980	$193,913	$180,222	$206,016	$325,065	$297,640
(b) Income from continuing operations	$143,591	$121,694	$118,750	$121,588	$193,831	$185,567
(c) Ratio of (a) to (b)	1.5529	1.5934	1.5177	1.6944	1.677	1.6039
(d) Preferred dividends	$3,284	$5,151	$7,831	$8,413	$8,994	$11,065
Preferred dividend requirements [(d) multiplied by (c)]	$5,100	$8,208	$11,885	$14,255	$15,084	$17,747